UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: February 4, 2014 to April 18, 2014

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES
EXHIBIT INDEX

EX 99.1:	Total sells its 15% interest in Block 15/06 to Sonangol, Angola

EX 99.2:	Board of Directors Meeting Held on February 11, 2014 to Call the Annual Shareholders’ Meeting, France

EX 99.3:	Total’s Board of Directors proposes a fourth quarter 2013 dividend of 0.61 euros per share, an increase of 3.4%, France

EX 99.4:	2013 Results & Outlook, France

EX 99.5:	Total and CNOOC reinforce strategic LNG partnership to respond to increasing gas demand, China

EX 99.6:	Total and InterOil Close Elk-Antelope Transaction, Papua New Guinea

EX 99.7:	2013 Annual Reports, France

EX 99.8:	Total quarterly ex-dividend dates for dividend 2015, France

EX 99.9:	Total launches the development of Kaombo, an ultra-deep offshore project, Angola

EX 99.10:	Total discovers oil in deep offshore, Ivory Coast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: April 18, 2014	By:	/s/ Humbert de Wendel

		Name:	Humbert de WENDEL

		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: Angola: Total sells its 15% interest in Block 15/06 to Sonangol (February 4, 2014)

•	EXHIBIT 99.2: France: Board of Directors Meeting Held on February 11, 2014 to Call the Annual Shareholders’ Meeting (February 12, 2014)

•	EXHIBIT 99.3: France: Total’s Board of Directors proposes a fourth quarter 2013 dividend of 0.61 euros per share, an increase of 3.4% (February 12, 2014)

•	EXHIBIT 99.4: France: 2013 Results & Outlook (February 12, 2014)

•	EXHIBIT 99.5: China: Total and CNOOC reinforce strategic LNG partnership to respond to increasing gas demand in China (March 26, 2014)

•	EXHIBIT 99.6: Papua New Guinea: Total and InterOil Close Elk-Antelope Transaction (March 26, 2014)

•	EXHIBIT 99.7: France: 2013 Annual Reports (March 27, 2014)

•	EXHIBIT 99.8: France: Total quarterly ex-dividend dates for dividend 2015 (March 27, 2014)

•	EXHIBIT 99.9: Angola: Total launches the development of Kaombo, an ultra-deep offshore project (April 14, 2014)

•	EXHIBIT 99.10: Ivory Coast: Total discovers oil in deep offshore (April 17, 2014)